EXHIBIT (5) & (23)

December 14, 2004

[SIDLEY AUSTIN BROWN & WOOD LLP LETTERHEAD]

MERRILL LYNCH & CO., INC.

4 World Financial Center

New York, New York 10080

Ladies and Gentlemen:

As your counsel, we have examined a copy of the Restated Certificate of Incorporation, as amended, of Merrill Lynch & Co., Inc. (hereinafter called the “Company”), certified by the Secretary of State of the State of Delaware. We are familiar with the corporate proceedings had in connection with the proposed issuance by the Company of the Company’s Exchange Liquid Yield Option Notes due 2032 (Zero Coupon-Floating Rate-Senior) (the “New LYONs”) in an aggregate original principal amount of $2,232,108,000. We have also examined a copy of the Indenture between the Company and JPMorgan Chase Bank, N.A. as Trustee, dated as of December 14, 2004 (the “Indenture”).

Based upon the foregoing and upon such further investigation as we deemed relevant in the premises, we are of the opinion that:

1. The Company has been duly incorporated under the laws of the State of Delaware.

2. The New LYONs have been duly and validly authorized by the Company and when the New LYONs have been duly executed, authenticated and delivered in accordance with the terms of the Indenture, the New LYONs shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, moratorium, insolvency, reorganization or similar laws relating to or affecting creditors’ rights generally and except as enforcement thereof is subject to general principles at equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

We consent to the filing of this opinion as an exhibit to the Current Report of the Company on Form 8-K dated December 14, 2004.

Very truly yours,

/S/    SIDLEY AUSTIN BROWN & WOOD LLP

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